UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

                    (Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                                           [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended June 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Box 11

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

2

☒	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

☒
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 ☐       The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The real estate market continues to suffer through one of its worst debt crises.  Interest rates are still high and some borrowers are finding it difficult to secure debt at acceptable terms as lenders continue to impose stricter terms on borrowers.  Registrant’s unsecured credit facility in the amount of $22,000,000 originally matured on October 1, 2008.  The holder of the debt had extended its maturity to February 28, 2009 and had entered into discussions with Registrant on terms for extending the debt on a longer term basis.

On July 1, 2009 Registrant received written notice from the holder which makes demand for the immediate payment of the outstanding obligation and liability of the note including unpaid interest which as of June 30, 2009 was $22,004,154.79.  If the outstanding obligation is not paid, the holder may initiate appropriate action to collect the outstanding obligations, including enforcement of its rights and remedies under the loan documents or applicable law.

Registrant and lender continue to have discussions for extending the debt on a longer term basis.  There can be no assurance that the holder will continue those discussions to extend the maturity or that Registrant will be able to comply with the terms offered and conditions imposed by the holder in exchange for such extension.

On July 20, 2009, Registrant filed form 8-K disclosing the aforementioned event.  Registrant has drafted its quarterly report on Form 10-Q for the period ended June 30, 2009 but is still reviewing the footnote disclosures and MD&A narrative related to the above event and expects to file the Form 10-Q within 5 days after the due date for Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
        And Chief Financial Officer                                                                (212)                          408-8917

            (Name)                                                              (Area Code)              (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [X]    No [  ]

3

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]

If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit 1 is the Company’s draft Consolidated Statement of Operations for the three and six months ending June 30, 2009 and 2008. Registrant anticipates reporting a net loss from continuing operations of approximately $4,590,000 for the six months ended June 30, 2009, a decline of approximately $3,099,000 as compared to a net loss of $1,491,000 for the six months ended June 30, 2008.   Equity in net loss of investments is anticipated to increase $3,388,000 to $4,003,000 for 2009 from $615,000 for 2008. The Omaha investment reports on a fair value basis and due to the mortgage crisis, stagnant real estate market and slowing economy, the investment in Omaha reported an additional write-down in the value of its real estate portfolio of approximately 6% for the six months ended June 30, 2009.

General Real Estate Risks

This report on Form 10-Q includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons, including, but not limited to, those risks described below:

SB Partners
Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2009                                                                By /s/ John H. Zoeller
              John H. Zoeller
              Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

Exhibit 1.

SB PARTNERS
(A New York Limited Partnership)

DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008

Revenues:
Base rental income	$614,841	$604,464	1,232,918	1,208,898
Other rental income	139,543	119,195	277,553	261,730
Interest on short-term investments and other	84	4,087	154	12,241

Total revenues	754,468	727,746	1,510,625	1,482,869

Expenses:
Real estate operating expenses	134,583	119,494	240,537	227,538
Interest on mortgage notes & unsecured loan payable	378,735	503,101	751,557	1,063,101
Depreciation and amortization	215,202	232,068	430,404	451,852
Real estate taxes	111,516	89,413	223,034	200,864
Management fees	213,000	198,990	426,172	395,995
Other	15,631	10,775	26,032	19,205

Total expenses	1,068,667	1,153,841	2,097,736	2,358,555

Loss from operations	(314,199)	(426,095)	(587,111)	(875,686)

Equity in net income (loss) of investment	1,939,415	970,810	(4,002,961)	(615,281)

Income (loss) from continuing operations	1,625,216	544,715	(4,590,072)	(1,490,967)

Income from discontinued operations	237,122	80,065	346,558	125,910

Net income (loss)	1,862,338	624,780	(4,243,514)	(1,365,057)

Income (loss) allocated to general partner	240	81	(547)	(176)

Income (loss) allocated to limited partners	$1,862,098	$624,699	$(4,242,967)	$(1,364,881)

Earnings (loss) per unit of limited partnership interest
(basic and diluted)

Continuing operations	$209.62	$70.26	$(592.04)	$(192.31)

Discontinued operations	$30.58	$10.33	$44.70	$16.24

Net income (loss)	$240.21	$80.59	$(547.34)	$(176.07)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753	7,753	7,753

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